Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Expressed in Canadian dollars)
(Unaudited)

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2017 AND DECEMBER 31, 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	June 30,	December 31,
	2017	2016

ASSETS

Current
Cash and cash equivalents	$21,956,653	$33,157,447
Accounts and other receivables (Note 4)	1,475,221	1,372,596
Prepaid expenditures	391,493	449,194
Marketable securities (Note 5)	5,240,973	5,846,627
Total current assets	29,064,340	40,825,864

Non-current
Mineral properties (Note 6)	233,861,228	223,462,223
Mineral property investments (Note 7)	4,416,780	4,416,780
Property and equipment	773,260	670,140
Reclamation deposit	115,474	115,474
Accounts and other receivables (Note 4)	76,226	67,976
Total non-current assets	239,242,968	228,732,593

TOTAL ASSETS	$268,307,308	$269,558,457

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 8)	$600,945	$769,675
Loans payable (Note 9)	-	454,819
Total current liabilities	600,945	1,224,494

Non-current
Debenture liability (Note 10)	-	2,106,371
Total liabilities	600,945	3,330,865

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	271,834,052	262,876,204
Warrant and share-based payment reserve (Note 11)	27,678,103	23,941,880
Accumulated other comprehensive income (loss)	(2,927,315)	708,672
Accumulated deficit	(28,878,477)	(21,299,164)
Total shareholders’ equity	267,706,363	266,227,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$268,307,308	$269,558,457

Commitments (Note 17)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

EXPENDITURES
General and administration (Note 12)	$778,062	$3,389,772	$4,807,422	$3,782,815
Exploration, evaluation and reclamation (Note 12)	157,684	1,033,933	1,422,753	1,171,927
Investor relations and marketing communications	1,073,472	1,709,663	2,153,248	2,300,455
Corporate development and business acquisitions	13,750	285,816	301,152	300,008
Loss before other items	(2,022,968)	(6,419,184)	(8,684,575)	(7,555,205)

OTHER ITEMS
Foreign exchange loss	(39,877)	(15,746)	(71,787)	(133,461)
Marketable securities fair value gain (loss) (Note 5)	-	588	-	(5,298)
Interest and other expenses	(74,307)	(32,773)	(137,096)	(66,568)
Interest and other income	138,874	20,893	242,201	24,204

Net loss for the period	$(1,998,278)	$(6,446,222)	$(8,651,257)	$(7,736,328)

Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Marketable securities fair value loss (Note 5)	(1,191,105)	-	(2,434,349)	-
Items that may be reclassified to net income or loss:
Currency translation adjustment	(105,903)	(48,157)	(129,694)	(612,815)

Other comprehensive income (loss)	(1,297,008)	(48,157)	(2,564,043)	(612,815)

Total comprehensive loss for the period	$(3,295,286)	$(6,494,379)	$(11,215,300)	$(8,349,143)

Basic and diluted loss per share	$(0.00)	$(0.02)	$(0.02)	$(0.02)
Weighted average number of shares outstanding – Basic and Diluted	544,575,103	383,585,510	543,150,511	346,192,432

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

	Six months ended June 30,
	2017	2016
Cash flows from operating activities
Net loss for the period	$(8,651,257)	$(7,736,328)
Adjustments for:
Depreciation	143,559	50,026
Unrealized foreign exchange loss (gain)	64,128	(27,769)
Marketable securities fair value loss (Note 5)	-	5,298
Share-based payments (Note 11(d))	5,378,023	4,722,606
Accrued interest and other income	(105,867)	(172)
Accrued interest and other expenses	76,757	58,125
Operating cash flows before movements in working capital	(3,094,657)	(2,928,214)
Changes in non-cash working capital items:
(Increase) decrease in accounts receivable	(354,933)	287,106
Decrease (increase) in prepaid expenditures	53,145	(191,001)
Decrease in accounts payables and accrued liabilities	(168,730)	(1,871,499)
Total cash used in operating activities	(3,565,175)	(4,703,608)
Cash flows from investing activities
Property and equipment purchases	(246,693)	(104,325)
Mineral property expenditures (Note 6)	(6,653,935)	(1,462,343)
Other receivables or payments (incurred) recovered	262,070	5,592
Increase in deferred acquisition costs	-	122,913
Purchase of marketable securities	(1,828,695)	-
Cash expended in acquisitions
Goldrush transaction costs	-	(101,515)
Clifton transaction costs	-	(221,975)
Pitt Gold acquisition and transaction costs	-	(298,434)
Cameron Gold transaction costs	-	(151,386)
Tamaka Gold transaction costs	-	(903,475)
Acquisition of other mineral properties	(250,000)	-
Cash acquired in acquisitions	-	14,243,523
Total cash (used in) provided by investing activities	(8,717,253)	11,128,575
Cash flows from financing activities
Proceeds from exercise of warrants and stock options	1,784,048	2,840,678
Repayment of debenture liability (Note 10)	(200,000)	(307,562)
Repayments of loans payable (Note 9)	(461,113)	-
Total cash provided by financing activities	1,122,935	2,533,116
Foreign exchange effect on cash	(41,301)	(9,285)
Change in cash and cash equivalents	(11,200,794)	8,948,798
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$21,956,653	$9,632,406

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

					Accumulated
	Number of			Share-based	other
	common	Capital	Warrant	payment	comprehensive	Accumulated
	shares	stock	reserve	reserve	income (loss)	deficit	Total

Balance as at December 31, 2015	293,289,909	$104,895,131	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,560,387
Shares issued on settlement of debt	323,076	126,000	-	-	-	-	126,000
Shares issued on acquisition of Goldrush	11,950,223	4,780,089	-	-	-	-	4,780,089
Shares issued on acquisition of Clifton	48,209,962	19,766,084	-	-	-	-	19,766,084
Options issued on acquisition of Clifton	-	-	-	528,208	-	-	528,208
Shares issued on acquisition of Pitt Gold	2,535,293	1,749,352	-	-	-	-	1,749,352
Shares issued on acquisition of Cameron Gold	32,260,836	25,808,669	-	-	-	-	25,808,669
Shares issued on acquisition of Tamaka	91,817,210	68,862,908	-	-	-	-	68,862,908
Options issued on acquisition of Tamaka	-	-	-	2,928,241	-	-	2,928,241
Warrants issued on acquisition of Tamaka	-	-	8,633,828	-	-	-	8,633,828
Exercise of options	5,061,062	2,368,047	-	(1,199,969)	-	-	1,168,078
Exercise of warrants	8,891,843	4,136,859	(2,464,259)	-	-	-	1,672,600
Share-based payments	-	-	-	4,722,606	-	-	4,722,606
Loss for the period	-	-	-	-	-	(7,736,328)	(7,736,328)
Other comprehensive income (loss)	-	-	-	-	(612,815)	-	(612,815)
Balance as at June 30, 2016	494,339,414	$232,493,139	$10,855,178	$10,010,732	$1,479,427	$(17,880,569)	$236,957,907

Balance as at December 31, 2016	539,439,736	$262,876,204	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592
Impact of adopting IFRS 9 (Note 3)	-	-	-	-	(1,071,944)	1,071,944	-
Balance as at January 1, 2017 (restated)	539,439,736	$262,876,204	$15,360,264	$8,581,616	$(363,272)	$(20,227,220)	$266,227,592
Shares issued on acquisition of mineral properties	2,700,000	2,430,000	-	-	-	-	2,430,000
Shares issued on settlement of debenture liability (Note 10)	4,700,000	3,102,000	-	-	-	-	3,102,000
Exercise of options (Note 11(d))	3,737,617	3,008,242	-	(1,397,315)	-	-	1,610,927
Exercise of warrants (Note 11(c))	845,263	417,606	(244,485)	-	-	-	173,121
Share-based payments (Note 11(d))	-	-	-	5,378,023	-	-	5,378,023
Loss for the period	-	-	-	-	-	(8,651,257)	(8,651,257)
Other comprehensive income (loss)	-	-	-	-	(2,564,043)	-	(2,564,043)
Balance as at June 30, 2017	551,422,616	$271,834,052	$15,115,779	$12,562,324	$(2,927,315)	$(28,878,477)	$267,706,363

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE OF OPERATIONS

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005.

The Company’s principal activity is the acquisition of high-quality mineral assets and exploration and evaluation of its North American property portfolio. During the year ended December 31, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”) on January 7, 2016, Clifton Star Resources Inc. (“Clifton”) on April 8, 2016, the Pitt Gold exploration property from Brionor Resources Inc. (“Brionor”) on April 28, 2016, Cameron Gold Operations Ltd. (”Cameron Gold’’) from Chalice Gold Mines Ltd. (“Chalice”) on June 9, 2016, and Tamaka Gold Corporation (“Tamaka”) on June 16, 2016. On September 26, 2016, the Company completed the divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”). During the six months ended June 30, 2017, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec, which are adjacent to two of the Company’s existing properties.

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1805 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with, International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Except as described in Note 3, the Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2016, which should be read in conjunction with these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements have been prepared under the historical cost method, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s foreign subsidiaries is US dollars.

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2016.

The use of judgments, estimates and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 9, 2017.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES

Change in accounting policies – Financial Instruments

The Company has early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any financial assets on transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification	New classification
	IAS 39	IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

As the Company is not restating prior periods, it has recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2017 of $1,071,944 with a corresponding adjustment to accumulated other comprehensive income (loss).

(b)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

3.	ACCOUNTING POLICIES (continued)

Change in accounting policies – Financial Instruments (continued)

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income, except in circumstances where the initial recognition of financial liabilities constitute a contingent price for the acquisition of assets, then such difference would be included as an adjustment to the carrying value of the assets.

Accounting Standards Issued but Not Yet Applied

The following are accounting standards anticipated to be effective January 1, 2018 or later:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRS 16 Leases

IFRS 16 will replace IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. Currently, no material impact on the Company’s consolidated financial statements is expected.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

4.	ACCOUNTS AND OTHER RECEIVABLES

Category	June 30,	December 31,
	2017	2016
Current
GST receivables	$533,392	$179,569
Quebec mining tax receivables	61,002	61,002
Other receivables(1)	231,977	460,675
Nord Prognoz receivable(2)	648,850	671,350
Total current accounts and other receivables	$1,475,221	$1,372,596
Non-current
Mexican VAT receivable	76,226	67,976

Total accounts and other receivables	$1,551,447	$1,440,572

(1)	Current other receivables include interest and other miscellaneous receivables.

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

5.	MARKETABLE SECURITIES

The movements in marketable securities during the six months ended June 30, 2017 and year ended December 31, 2016 are summarized as follows:

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
Balance, beginning of period	$5,846,627	$8,830
Proceeds from the Silver One Transaction	-	6,360,000
Purchases	1,828,695	549,741
Gain (loss) recognized in other comprehensive income (loss)	(2,434,349)	(1,071,944)
Balance, end of period	$5,240,973	$5,846,627

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, all marketable securities owned by the Company are reclassified as FVTOCI, with a fair value loss of $1,191,105 and $2,434,349 recorded in other comprehensive income (loss) for the three and six months ended June 30, 2017, respectively. Had the Company not early adopted IFRS 9 and reclassified all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net loss under IAS 39. In the prior year, the Company recorded a fair value gain and (loss) of $588 and ($5,298) in the consolidated statements of net loss for the three and six months ended June 30, 2016, respectively.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

6.	MINERAL PROPERTIES

As at June 30, 2017 and December 31, 2016, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Jun 30, 2017
Hope Brook	$17,595,297	$-	$20,000	$3,360	$31,022	$3,157	$10,208	$67,747	$-	$-	$-	$17,663,044
Springpole	68,121,214	-	276,564	145,674	172,850	303,136	62,694	960,918	-	-	-	69,082,132
Pickle Crow	15,821,422	-	35,992	9,042	246,990	63,102	22,235	377,361	-	-	-	16,198,783
Duquesne	5,023,019	-	598	-	10,022	367	1,409	12,396	-	-	-	5,035,415
Pitt Gold	2,073,841	-	-	-	4,940	800	-	5,740	-	-	-	2,079,581
Cameron Gold	26,016,703	-	34,725	34,377	125,270	48,943	8,081	251,396	-	-	-	26,268,099
Goldlund Gold(1)	85,103,290	1,195,629	54,478	340,412	2,715,904	1,181,092	373,403	4,665,289	-	-	-	90,964,208
Others(2)	-	2,680,000	1,586	355	7,763	1,357	-	11,061	-	-	-	2,691,061
Canada Total	$219,754,786	$3,875,629	$423,943	$533,220	$3,314,761	$1,601,954	$478,030	$6,351,908	$-	$-	$-	$229,982,323
Miranda	760,386	-	35,640	-	4,555	1,173	-	41,368	-	(26,377)	-	775,377
Socorro	711,626	-	52,376	-	3,883	-	25	56,284	-	(25,014)	-	742,896
San Ricardo	829,459	-	89,309	-	3,015	2,091	-	94,415	-	(29,726)	-	894,148
Others(3)	702,521	-	99,878	-	9,860	-	222	109,960	-	(25,867)	-	786,614
Mexico Total	$3,003,992	$-	$277,203	$-	$21,313	$3,264	$247	$302,027	$-	$(106,984)	$-	$3,199,035
USA	703,445	-	-	-	-	-	-	-	-	(23,575)	-	679,870
Total	$223,462,223	$3,875,629	$701,146	$533,220	$3,336,074	$1,605,218	$478,277	$6,653,935	$-	$(130,559)	$-	$233,861,228

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Dec 31, 2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$96,931	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	1,871,719	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	491,676	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	42,395	-	-	-	5,023,019
Pitt Gold	-	2,047,786	732	-	25,182	-	141	26,055	-	-	-	2,073,841
Cameron Gold	-	25,799,192	3,267	65,414	108,888	20,395	19,547	217,511	-	-	-	26,016,703
Goldlund Gold	-	84,859,301	3,151	71,374	92,629	64,009	12,826	243,989	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$2,990,276	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	101,272	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	141,235	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	213,508	-	(18,957)	-	829,459
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-
Others(3)	460,099	-	287,236	12,121	3,985	1,217	5,501	310,060	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$950,658	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	41,712	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	123,220	-	-	(485,114)	-
Total	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$4,105,866	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

(1)

During the six months ended June 30, 2017, the Company settled its debenture liability with Kesselrun Resources Ltd. (“Kesselrun”), approximately one year after the Tamaka transaction. As part of the settlement agreement, the Company provided consideration in excess of the carrying value of the debenture liability, which has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction (see Note 10).

(2)

Other mineral properties in Canada as at June 30, 2017 include the mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project, and the Duparquet gold project (in which the Company holds a 10% indirect interest).

(3)	Other mineral properties in Mexico as at June 30, 2017 and December 31, 2016 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

7.	MINERAL PROPERTY INVESTMENTS

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, mineral property investments are classified as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
Balance, beginning of period	$4,416,780	$-
Acquisition – Clifton transaction	-	4,416,780
Balance, end of period	$4,416,780	$4,416,780

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	June 30,	December 31,
	2017	2016
Accounts payable	$565,213	$560,675
Other accrued liabilities	35,732	209,000
Total	$600,945	$769,675

9.	LOANS PAYABLE

Category	June 30,	December 31,
	2017	2016
Loans payable – First Majestic Silver Corp.	$-	$454,819

During the six months ended June 30, 2017, the Company paid $461,113 in full and final settlement of all outstanding loans payable. As at June 30, 2017, the Company had $nil (December 31, 2016 – $454,819) remaining in loans payable to First Majestic Silver Corp. (a related party – see Note 14).

10.	DEBENTURE LIABILITY

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability of $2,139,900 in connection with three debentures (the “Debentures”) that had previously been issued by Tamaka. The Debentures were originally granted to Kesselrun Resources Ltd. (“Kesselrun”) (TSXV: KES) on August 15, 2014, December 31, 2014, and December 31, 2015, and bear interest at a rate of 10.0% per annum, payable annually. The amounts for the Debentures, net of transaction costs of $33,529, are as follows:

On June 30, 2017, the Company settled this debenture liability through the issuance of 4,700,000 First Mining common shares, which were valued at $3,102,000 using the closing price as at June 30, 2017, and payment of $200,000 cash. Given the Company provided consideration in excess of the carrying value of the debenture liability, the excess amount has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

10.	DEBENTURE LIABILITY (continued)

Category	June 30,	December 31,
	2017	2016
Debenture principal due August 15, 2021	$-	$1,968,663
Debenture principal due December 31, 2021	-	37,405
Debenture principal due December 31, 2022	-	100,303
Total	$-	$2,106,371

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)	Issued and Fully Paid

Common shares: 551,422,616 (December 31, 2016 – 539,439,736). Preferred shares: nil (December 31, 2016 – nil).

c)	Warrants

The movements in warrants during the six months ended June 30, 2017 and year ended December 31, 2016 are summarized as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(845,263)	0.20
Balance as at June 30, 2017	50,093,409	$0.81

The following table summarizes information about the warrants as at June 30, 2017:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)

$ 0.00 – 0.50	12,179,224	$0.33	1.54

$ 0.51 – 1.00	21,039,185	0.85	0.96

$ 1.01 – 1.50	16,875,000	1.10	2.10

	50,093,409	$0.81	1.49

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11.	SHARE CAPITAL (continued)

d)	Stock Options

The Company has adopted a stock option plan that allows for the issuance of up to 10% of the issued and outstanding common shares as incentive stock options to directors, officers, employees and certain consultants of the Company. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

The movements in stock options during the six months ended June 30, 2017 and year ended December 31, 2016 are summarized as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2016	24,440,617	$0.67
Issued – February 10, 2017	10,630,000	0.85
Issued – March 13, 2017	250,000	0.95
Options exercised	(3,737,617)	0.43
Options expired	(800,000)	1.71
Balance as at June 30, 2017	30,783,000	$0.74

The following table summarizes information about the stock options outstanding as at June 30, 2017:

		Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted average	average		Weighted average	average
Exercise	Number of	exercise price	remaining life	Number of	exercise price	remaining life
price	options	($ per Share)	(Years)	options	($ per share)	(years)
$ 0.00 – 0.50	6,633,000	$0.36	2.74	6,633,000	$0.36	2.74
$ 0.51 – 1.00	22,875,000	0.80	4.21	22,545,000	0.80	4.21
$ 1.01 – 1.50	1,075,000	1.32	0.77	1,075,000	1.32	0.77
$ 1.51 – 2.00	-	-	-	-	-	-
$ 2.01 – 2.50	200,000	2.50	0.77	200,000	2.50	0.77
	30,783,000	$0.74	3.75	30,453,000	$0.74	3.74

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

11.	SHARE CAPITAL (continued)

d)	Stock Options (continued)

During the six months ended June 30, 2017, 10,880,000 (2016 – 22,437,779) stock options with an aggregate fair value of $5,420,511 (2016 – $8,221,754), or a weighted average fair value of $0.50 per option (2016 – $0.37), were granted. Total stock options granted during the six months ended June 30, 2017 were comprised of incentive stock options only, whereas, in the same period of the prior year, 10,770,000 stock options with an aggregate fair value fair of $4,765,306 related to incentive stock options and the balance related to replacement stock options issued through acquisitions.

The total share-based payment expenses recorded during the three and six months ended June 30, 2017 were $83,886 and $5,378,023 (2016 – $4,664,673 and $4,722,606), respectively. Any difference between the aggregate fair value of incentive stock options granted were associated with the vesting provisions of previously granted stock options.

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Six months ended
June 30, 2017
Risk-free interest rate	1.44%
Share price at grant date	$0.85
Exercise price	$0.85
Expected life	5.00 years
Expected volatility(1)	70.44%
Expected dividend yield	Nil

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

12.	EXPENDITURES

Significant components of the Company’s expenditures are comprised of the following:

	For the three months ended June 30, 2017		For the three months ended June 30, 2016
	General and administration	Exploration, evaluation and reclamation	General and administration	Exploration, evaluation and reclamation
Administrative and office	$119,335	$-	$123,227	$-
Depreciation (non-cash)	17,478	52,981	468	27,750
Consultants	5,200	45,171	13,480	5,161
Exploration, evaluation and reclamation	-	18,484	-	43,489
Professional fees	166,301	-	57,238	8,870
Salaries and directors fees	218,549	10,102	228,289	8,516
Share-based payments (non-cash) (Note 11(d))	-	-	2,929,093	907,045
Transfer agent and filing fees	238,498	-	15,917	-
Travel and accommodation	12,701	30,946	22,060	33,102
Total	$778,062	$157,684	$3,389,772	$1,033,933

	For the six months ended June 30, 2017		For the six months ended June 30, 2016
	General and administration	Exploration, evaluation and reclamation	General and administration	Exploration, evaluation and reclamation
Administrative and office	$220,879	$-	$207,349	$-
Depreciation (non-cash)	34,895	108,664	825	49,201
Consultants	5,200	75,730	19,035	24,098
Exploration, evaluation and reclamation	-	25,340	-	62,715
Professional fees	355,079	39,961	204,022	52,870
Salaries and directors fees	414,156	18,058	297,557	42,322
Share-based payments (non-cash) (Note 11(d))	3,400,612	1,072,062	2,929,093	907,045
Transfer agent and filing fees	329,164	-	91,945	-
Travel and accommodation	47,437	82,938	32,989	33,676
Total	$4,807,422	$1,422,753	$3,782,815	$1,171,927

In addition to the above, an allocation of non-cash share-based payments expenses, was recorded to both the investor relations and marketing communications, and the corporate development and business acquisitions functional expenditure categories.

During the three and six months ended June 30, 2017, investor relations and marketing communications expenditures included $83,886 and $667,458 (2016 – $551,997 and $609,930), respectively, in non-cash share-based payments expenses.

During the three and six months ended June 30, 2017, corporate development and business acquisitions expenditures included $nil and $237,891 (2016 – $276,538 and $276,538), respectively, in non-cash share-based payments expenses.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

13.	SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at June 30, 2017 and December 31, 2016 are as follows:

Non-current assets	June 30, 2017	December 31, 2016
Canada	$235,280,715	$224,956,454
Mexico	3,275,860	3,072,694
USA	686,393	703,445
Total	$239,242,968	$228,732,593

14.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s directors and officers, and any companies associated with them. The Company incurred the following related party expenditures during the three and six months ended June 30, 2017 and 2016:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Administration and office expenses	$42,993	$50,235	$92,658	$81,123

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two directors in common, which provides office space and some administrative services to the Company.

As at June 30, 2017, included in accounts payable is an amount of $nil (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $nil (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable (Note 9), as well as $729 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the three and six months ended June 30, 2017 and 2016 are as follows:

Service or Item	Three months ended June 30		Six months ended June 30,
	2017	2016	2017	2016
Directors’ fees	$46,232	$-	$72,232	$-
Salaries and consultants’ fees	216,005	182,401	437,623	318,826
Share-based payments (non-cash)	83,886	4,036,377	4,320,293	4,094,310
Total	$346,123	$4,218,778	$4,830,148	$4,413,136

15.	SUPPLEMENTAL CASH FLOW INFORMATION

During the six months ended June 30, 2017, significant non-cash investing and financing transactions were as follows:

•	2,700,000 shares issued as part of the acquisition of other Canadian mineral properties; and
•	4,700,000 shares issued as part of the settlement of the debenture liability with Kesselrun (Note 10).

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

16.           FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The carrying values of non-current reclamation deposit and other receivables approximated their fair values because the carrying values represented the amounts that the Company would receive or pay if those financial instruments were to settle as of June 30, 2017. These financial instruments are classified as financial assets at amortized cost and are reported at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at June 30, 2017 and was therefore considered to be Level 1.

The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, management measures the changes in fair value by using the market approach which utilizes market multiples derived from a set of comparable gold exploration companies. As at June 30, 2017, management concluded that there was no significant change in the fair value of the Duparquet gold project investment based on the approach described above.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

		June 30, 2017		December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities	$5,240,973	$5,240,973	$-	$5,846,627	$5,846,627	$-
Mineral property	4,416,780	-	4,416,780	4,416,780	-	4,416,780
investments
Total	$9,657,753	$5,240,973	$4,416,780	$10,263,407	$5,846,627	$4,416,780

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the six months ended June 30, 2017 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)
(Unaudited)

17.	COMMITMENTS

The Company has commitments in respect of an office lease, site equipment leases, and liabilities assumed through its acquisitions as follows:

Expected payments due by period as at June 30, 2017
	Less than 1	1 – 3	4 – 5	After 5
	year	years	years	years
Office premises (PC Gold acquisition)	$70,630 $	11,772 $	- $	-

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,225 per month until October 30, 2018. The total sub-lease payments committed is $50,700 for the first year from June 30, 2017, and $16,900 for the remainder of the agreement.

Certain of the mineral properties in which the Company has interests are subject to net smelter returns ("NSR") royalties, payable at a time in the future when the project enters production, or which may be bought back by the Company prior to that time under certain terms and conditions. As at June 30, 2017, the Company’s significant NSR arrangements on its Tier 1 Canadian mineral properties, that are over claims which currently comprise the National Instrument 43-101 compliant resource, are as follows:

Mineral property	Interest	NSR	Buyback

Hope Brook	21 mineral licenses	2% NSR	Buyback of 1% NSR for $1 million
Springpole	15 patented claims	3% NSR	-
Springpole	10 patented claims	3% NSR	Buyback of up to 2% NSR for $2 million
Springpole	5 patented claims	3% NSR	Buyback of 1% NSR for $1 million
Pickle Crow	98 patented claims	1% NSR	-
Pickle Crow	14 mineral claims	2% NSR	Buyback of up to 2% NSR for $4 million
Pickle Crow	8 patented claims 5 unpatented claims	2% NSR	Buyback of 1% NSR for $1 million
Cameron	1 mining lease	$0.30/tonne	-
Cameron	4 patented claims 20 unpatented claims	1% NSR	-
Goldlund	21 patented claims	2.5% NSR	Buyback of 2.5% NSR for $2.5 million
Goldlund	9 patented claims	1% NSR	-